EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth information regarding our ratio of earnings to combined fixed charges for the year ended December 31, 2010, as adjusted to give effect to this offering and the application of the net proceeds therefrom, and for the historical periods shown. For purposes of determining the ratio of earnings to combined fixed charges, earnings consist of income from continuing operations before income taxes with applicable adjustments. Combined fixed charges consist of capitalized interest credit, interest factor in rental expense and other interest and fixed charges.

	For the Fiscal Years Ended December 31,
	2010	2009	2008	2007	2006
		(in thousands, except for ratios)
Earnings:
Income from continuing operations before income taxes	$406,650	$264,605	$278,899	$258,147	$232,777
Fixed charges	51,437	51,243	46,130	36,747	29,823

Total earnings available for fixed charges	$458,087	$315,848	$325,029	$294,894	$262,600
Fixed Charges:
Interest expense	$34,664	$35,265	$31,316	$22,928	$16,668
Interest factor in rental expense (1)	16,773	15,978	14,814	13,819	13,155

Total fixed charges	$51,437	$51,243	$46,130	$36,747	$29,823
Ratio of Earnings to Fixed Charges	8.9x	6.2x	7.0x	8.0x	8.8x

(1)	Fixed charges consist of interest and our estimate of an appropriate portion of rental expenses representative of the interest factor. Our estimate of interest within rental expense is estimated to be one-third of rental expense.